Exhibit 99.1

Vipshop Acquires Controlling Interest in Lefeng

GUANGZHOU, China, February 14, 2014 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, announced today that it has acquired a 75% equity interest in Lefeng.com Limited (“Lefeng”) from Ovation Entertainment Limited (“Ovation”).  Lefeng owns and operates the online retail business conducted through lefeng.com, an on line retail website specialized in selling cosmetics and fashion products in China. Immediately after the acquisition, the Company and Ovation hold 75% and 25%, respectively, of Lefeng.  The total consideration payable by the Company for the acquisition is approximately US$132,500,000, including cash payment and financing in connection with assumed liabilities.

In connection with the acquisition, Vipshop entered into a framework supply agreement with the PRC affiliates of Lefeng and Ovation. Pursuant to the agreement, Ovation will supply cosmetics, apparel and other consumer products developed under Ovation’s proprietary brands to Vipshop for retail through vip.com and lefeng.com while Vipshop undertakes to achieve at least RMB900 million of sales of Ovation products in 2014 and has a right to receive progressive commissions based on the sales volume.

“The acquisition of Lefeng supports our goals of diversifying our product offerings, expanding our customer reach and further enhancing our customers’ experience”, said Mr. Eric Shen, chairman and chief executive officer of Vipshop. “With this addition to the Vipshop platform, we will be able to immediately augment our cosmetics offering, further expanding upon our leadership in China’s discount retail market. We’re very excited to work with Jing Li and the Lefeng team and look forward to our strong future together.”

Ms. Jing Li, chairwoman and founder of Ovation, commented, “We’re very pleased to join the Vipshop platform, which offers us immediate access to a very large and loyal customer base. In this acquisition, both parties stand to benefit substantially from the economies of scale inherent in combining our cosmetic product lines and customer service expertise with Vipshop’s customer reach and strong operational capabilities. We are confident in our ability to address the growing and diversified user demands for quality branded fashion products and believe this relationship will allow us to leverage each other’s core strengths.”

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vip.com.

Investor Relations Contact

Millicent Tu
Vipshop Holdings Limited
+86 (20) 2233-0732
IR@Vipshop.com

Jeremy Peruski
ICR, Inc.
+1 646-405-4866
IR@Vipshop.com